OFI Global Asset Management, Inc.

225 Liberty Street, 11th Floor

New York, New York 10281-1008

January 9, 2015

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Proxy Statement for Oppenheimer Global Multi-Alternatives Fund

Dear Ms. Lithotomos:

An electronic ("EDGAR") filing is transmitted herewith pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This filing contains definitive revised proxy materials to be furnished to shareholders of Oppenheimer Global Multi-Alternatives Fund (the "Fund") in connection with the special meeting of the Fund’s shareholders to be held March 4, 2015 (a revision filing is being made to correct certain typographical errors). Those materials include the proxy statement, ballot, and notice of meeting. The Funds expect to mail the definitive materials to shareholders on or about January 9, 2015.

We have reviewed your comments, received on December 15, 2014, to the Funds’ preliminary proxy materials filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2014. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Funds use in the proxy materials and defined terms have the meanings defined therein.

1.	In connection with Proposal 1, please supplementally provide completed current and pro forma fee tables.
The Fund intends to include the tables below in Proposal 1 in the definitive proxy statement. The tables below provide the current annual fund operating expenses of the Fund, as well as the proposed annual fund operating expenses.

Current Annual Fund Operating Expenses

Shareholder Fees (fees paid directly from your investment)
	Class A	Class C	Class R	Class Y	Class I
Maximum Sales Charge (Load) imposed on purchases (as % of offering price	5.75%	None	None	None	None
Maximum Deferred Sales Charge (Load) (as % of the lower of original offering price or redemption proceeds)	None	1%	None	None	None

Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class R	Class Y	Class I
Management Fees	0.00%	0.00%	0.00%	0.00%	0.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.50%	None	None
Acquired Fund Fees and Expenses	0.81%	0.81%	0.81%	0.81%	0.81%
Other Expenses	0.31%	0.31%	0.31%	0.31%	0.12%
Total Annual Fund Operating Expenses	1.37%	2.12%	1.62%	1.12%	0.93%
1.	Expenses have been restated to reflect current fees.

Proposed Annual Fund Operating Expenses

Shareholder Fees (fees paid directly from your investment)
	Class A	Class C	Class R	Class Y	Class I
Maximum Sales Charge (Load) imposed on purchases (as % of offering price	5.75%	None	None	None	None
Maximum Deferred Sales Charge (Load) (as % of the lower of original offering price or redemption proceeds)	None	1%	None	None	None

Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class R	Class Y	Class I
Management Fees	0.85%	0.85%	0.85%	0.85%	0.85%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.50%	None	None
Other Expenses	0.31%	0.31%	0.31%	0.31%	0.12%
Total Annual Fund Operating Expenses	1.41%	2.16%	1.66%	1.16%	0.97%
Fee Waiver and/or Expense Reimbursement[2]	(0.04%)	(0.04%)	(0.04%)	(0.04%)	(0.04%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.37%	2.12%	1.62%	1.12%	0.93%

  Expenses have been restated to reflect estimated fees.
  After discussions with the Fund’s Board, the Manager has contractually agreed to waive fees and/or reimburse the Fund for certain expenses in order to limit “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” (excluding any applicable dividend expense, taxes, interest and fees from borrowing, any subsidiary expenses, brokerage commissions, extraordinary expenses and certain other Fund expenses) to annual rates of 1.37% for Class A shares, 2.12% for Class C shares, 1.62% for Class R shares, 1.12% for Class Y shares and 0.93% for Class I shares, as calculated on the daily net assets of the Fund. The Manager has also contractually agreed to waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund’s investments in funds managed by the Manager or its affiliates. These fee waivers and/or expense reimbursements may not be amended or withdrawn for one year from the date of the Fund’s prospectus, unless approved by the Board.

2.	Please clarify in the proxy statement that the Manager’s waiver of fees and/or reimbursement of expenses in an amount equal to the indirect management fees incurred through the Fund’s investments in funds managed by the Manager or its affiliates will continue for at least one year.
The Fund has made the requested clarification.
3.	Please confirm supplementally whether any fees waived or expenses reimbursed by the Manager will be subject to recoupment.
The Fund confirms that no fees waived or expenses reimbursed by the Manager will be subject to recoupment.
4.	Please confirm supplementally whether any tax consequences to Fund shareholders are anticipated due to the turnover of the Fund’s portfolio in connection with the proposed restructuring.
In connection with the proposed restructuring, the Fund expects to redeem its investments in the Underlying Funds and to directly invest in substantially similar assets, and anticipates that such transactions may result in taxable income and gains to the Fund. The proxy statement has been revised to clarify that such tax treatment is expected in connection with the restructuring.

* * * * *

The undersigned hereby acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the proxy statement or this letter to the undersigned at:

Edward Gizzi
OFI Global Asset Management, Inc.
225 Liberty Street, 11th Floor
New York, New York 10281-1008
212-323-4091
egizzi@ofiglobal.com

Sincerely,

/s/ Carolyn Liu-Hartman
Carolyn Liu-Hartman
Assistant Vice President & Assistant Counsel
Tel.: 212.323.5905

cc:	Kramer Levin Naftalis & Frankel LLP